					Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Jun

	2005	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest charges	$126,788	$149,780	$163,409	$131,197	$118,243	$114,185
Interest applicable to rentals	8,832	8,928	8,773	9,197	3,767	4,896

Total fixed charges, as defined	135,620	158,708	172,182	140,394	122,010	119,081

Preferred dividends, as defined (a)	6,444	5,969	6,514	1,151	1,306	$1,349

Combined fixed charges and preferred dividends, as defined	$142,064	$164,677	$178,696	$141,545	$123,316	$120,430

Earnings as defined:

Income from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$206,497	$211,988	$192,779	$144,767	$153,047	$167,361
Add:
Income Taxes	110,270	107,067	123,701	57,197	89,185	105,397
Fixed charges as above	135,620	158,708	172,182	140,394	122,010	119,081

Total earnings, as defined	$452,387	$477,763	$488,662	$342,358	$364,242	$391,839

Ratio of earnings to fixed charges, as defined	3.34	3.01	2.84	2.44	2.99	3.29

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.18	2.90	2.73	2.42	2.95	3.25

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.